SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

Dated December 11, 2023 between

ROUNDHILL ETF TRUST

and

Roundhill Financial Inc.

Fund	Fee
Roundhill S&P Dividend Monarchs ETF	0.35% of the Fund’s average daily net assets
Roundhill Bitcoin Covered Call Strategy ETF	0.95% of the Fund’s average daily net assets